May 6, 2016

Dear Southern Co. Shareowner:

Support Shareowner Proposal #9 at Southern Co. Regarding Climate Change Policy and Reporting

CalPERS is the largest state public pension fund in the United States with $3011 billion in total assets under management and long-term owner of approximately 3,257,000 shares in Southern Co. CalPERS will be voting FOR shareowner proposal #9 at the company’s May 25, 2016 annual meeting of shareowners. We believe this request is of particular significance in light of the global consensus regarding climate change and emission reduction targets reflected in the Paris Agreement. The importance of the proposal’s request is also underscored by the efforts of Financial Stability Board (FSB), an international body mandated by G-20 leaders to develop efficient climate-related financial risk disclosures.

Climate Change Reporting – Request for an Assessment of the Company’s Portfolio under a 2 Degree Scenario

CalPERS believes effective management of environmental factors, including those related to climate change risk, increase the likelihood that companies will perform well over the long-term.2 We support the request of proposal #9 asking the company to report on the risks associated with climate change through routine annual disclosures. The resolution highlights the following specific areas:
•	Southern’ s strategy for aligning business operations with the IEA 2°C scenario, while maintaining the provision of safe, affordable, reliable energy.
•	Plans to integrate technological, regulatory, and business model innovations such as distributed energy resources (storage and generation), demand response, smart grid technologies, and increased customer energy efficiency, as well as corresponding revenue models and rate designs.
•	Information on aligning incentives, research and development, public policy positions, engagement strategy with state regulators, and board governance with Southern’ s business plan compatible with this strategy.

1CalPERS total assets under management at fiscal year ending June 30, 2015.

2 https://www.calpers.ca.gov/docs/forms-publications/calpers-beliefs.pdf

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card but return it to Southern Co.

CERES Carbon Asset Risk Initiative – A History of Engagement

The request for Climate Risk Reporting at Southern Co. has been built on a history of engagement. In September 2013, CERES launched the Carbon Asset Risk Initiative with a group of 75 investors including CalPERS requesting Southern Co. and other companies review and provide reporting related to climate change risk. Through the leadership of CERES and efforts of long-term investors we are hopeful companies will begin to recognize the importance of providing shareowners a better understanding of how they plan to address climate change consistent with the Paris Agreement.

Large Oil and Gas Companies Support the 2 Degree Target

Many of the largest global oil and gas companies support achieving a 2 degree target consistent with the commitment from the Paris Agreement.  These companies include: BP, Royal Dutch Shell, CNPC, ENI, Pemex, Reliance Industries, Repsol, Aramco, Statoil, Total, and Suncor.  While these global companies have acknowledged the historic agreement reached in Paris, we are hopeful Southern Co. and many other US energy companies will recognize this growing trend and commit to best practice in integrated reporting.

Vote FOR Shareowner Proposal #9 Requesting a Climate Change Policy and Reporting

CalPERS believes investors will benefit if the company provides accurate and timely disclosure surrounding environmental risks and opportunities associated with climate change.  As a significant Southern Co. investor we encourage shareowners to support proposal #9.

Should you have any questions about the CalPERS vote please feel free to contact Todd Mattley, CalPERS Investment Officer and Global Head of Proxy Voting at Todd_Mattley@calpers.ca.gov or 916-795-0565.

Thank you for your support.

Sincerely,
Anne Simpson
Investment Director
CalPERS

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card but return it to Southern Co.